Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-3 No. 333-112901) and related Prospectus of Digene Corporation for the registration of $90 million of its common stock, preferred stock, and debt securities and $60 million of its common stock and to the incorporation by reference therein of our report dated August 15, 2003, with respect to the consolidated financial statements and schedule of Digene Corporation included in its Annual Report on Form 10-K for the year ended June 30, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

April 21, 2004